SEC
Mail Processing
Section

MAR 0 2 2021

Washington DC
406

21001767

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Offering LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1461 Glenneyre Street, Suite D
(No. and Street)

Laguna Beach CA 92651
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Gordon McBean (949) 300 2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303 Bloomingdale IL 60108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Gordon McBean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Offering LLC, as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

(see attached form)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

[signature]

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 20 21, by
Date *Month* *Year*

(1) [signature]

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DAVID JAMES HOLWAY
COMM # 2337756
ORANGE County
California Notary Public
Comm Exp Nov. 19, 2024

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report Form X-17A-5 Part III **Document Date:** 2-24-21

Number of Pages: 2 **Signer(s) Other Than Named Above:** ________________

DIGITAL OFFERING LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Year ended December 31, 2020

DIGITAL OFFERING LLC
YEAR ENDED DECEMBER 31, 2020
TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Digital Offering, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Digital Offering, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Digital Offering, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Digital Offering, LLC stated that Digital Offering, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Digital Offering, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i). (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2021

DIGITAL OFFERING LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

Assets	
Cash and Cash Equivalents	
Wells Fargo - Current Account	$155,863
Total Cash and Cash Equivalents	**$155,863**
Other Current Assets	
None	
Total Assets	**$155,863**
Liabilities and Equity	
Current Liabilities	
Commissions Payable	$25,000
Unearned Revenue	$13,182
Total Liabilities	**$38,182**
Equity	**$117,681**
Total Liabilities and Equity	**$155,863**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2020

REVENUE		
Commissions	$	146,849
Other revenue – finders fees, referral fees		299,377
Total Revenue		446,226
COSTS AND EXPENSES		
Direct commission costs		302,661
Professional and regulatory expenses		107,976
Other administrative expenses		11,076
Total Costs and Expenses		421,713
OPERATING PROFIT		24,513
NET PROFIT	$	24,513

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2020

	Total
Balance, January 1, 2019	$ 82,369
Capital Contribution	10,800
Net Profit	24,513
Balance, December 31, 2019	$ 117,681

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

		2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		24,513
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in Commission Payable		25,000
Increase in Unearned Revenue		11,832
Decrease in Accounts Receivable		7,342
Net Cash Generated in Operating Activities		68,687
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		10,800
Net Cash Provided From Financing Activities		10,800
Increase in Cash and Cash Equivalents		79,487
CASH AND CASH EQUIVALENTS, Beginning of Year		76,376
CASH AND CASH EQUIVALENTS, END OF YEAR	$	155,863
SUPPLEMENTAL INFORMATION		
Interest Paid		$0

The accompanying notes are an integral part of these financial statements

1. Organization and Description of business

Organization

Digital Offering, Inc. ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. (see Note 4).

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company are allocated to Holdco. The Company received the approval of the restructuring from FINRA on December 15, 2015.

On May 18th, 2018, Holdco agreed to sell to Cambria Asset Management, LLC ("Cambria") an equity interest in the Firm in an amount that is equal to ninety percent (90%) of the issued and outstanding equity interests of the Firm. The Company received the approval of the purchase from FINRA on August 21st, 2018. As a result of this acquisition, the Company will become an affiliate, through ownership, with Cambria Capital, LLC, 'Cambria' a FINRA registered broker-dealer and a SEC Registered Investment Adviser (CRD#133760). Previously, DO was already affiliated with Cambria by common Directors and Officers where William Gordon McBean, Chairman and CEO of DO, is also the CEO of Cambria Capital. DO does not intend to conduct any business on behalf of Cambria, nor ask Cambria to conduct business on its behalf. DO intends to act as a managing broker-dealer and underwriter independently of the activity of Cambria. For some offerings, DO and Cambria at times may both participate in the Syndication Group for an offering, however the decision to participate in an offering will be determined independently of each other. In consideration for the Interests, Cambria will undertake the following: (A) Cambria will spend $1 million on offering related technology over next twelve months pursuant to a technology development agreement and (B) Cambria will assume full control over the operations of Digital Offering and shall be responsible for providing the Company with up to $100,000.00 in working capital sufficient to cover all of its operating costs without receiving any additional consideration therefore, including any additional equity interest in Digital Offering and without such working capital contribution being treated as a loan or other security that must be repaid to Cambria.

The Company acts as an investment and merchant bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

Going Concern Considerations

The Company has historically relied on its current members to meet its cash flow requirements. The Company believes that if necessary, it could raise additional equity or debt capital from members to satisfy its capital needs for the next twelve months.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2020 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2020.

Property, Plant and Equipment, Net

None in 2020.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three year after they are filed.

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Topic 606 did not have an impact on revenue recognition or timing of revenue in 2020.

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees.

Concentration of revenue

Three customers accounted for more than 10% of revenues for the year ended December 31, 2020.

Advertising costs

Advertising costs are expensed when incurred. There were no advertising costs for the year ended December 31 2020.

3. Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

4. Property, Plant and Equipment

Depreciation expense for the year ended December 31, 2020 was $0.

5. Intangible Assets

Amortization expense for the year ended December 31, 2020 was $0.

6. Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. The Member is taxed individually on its shares of the Company's earnings. The Company's net income or loss is allocated to the member in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue.

7. Related Party Transactions

In July 2019, the Company entered in to cost sharing arrangement with its parent Company Cambria Asset Management LLC ("Cambria") pursuant to which Cambria will be responsible for the payment of certain expenses of the Company. Since July 2019, Cambria has been paying the Company's rent obligations of $1,200 per month. Other than these rent expenses, there were no related party transactions during the year ended December 31st, 2020. With increased revenues and profitability, the Company plans on paying its own rent going forward although the agreement with Cambria shall remain in place should it ever be needed.

8. Net Capital Requirement

The Company is "registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2020, the Company had net capital of $117,681 and excess net capital of $67,681. Its aggregate indebtedness to net capital ratio was 0.32 to 1, as computed under SEC Rule 15c3-1.

9. Contracts and agreements

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31st, 2020 because the Company's SIPC Net Operating Revenues are under $500,000.

11. Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31st, 2020 through February 22nd, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

DIGITAL OFFERING LLC

SUPPLEMENTAL INFORMATION
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2020

Net Capital:						
Total Member's Equity					$	117,681
Deductions and/or Charges:						
Property, Plant and Equipment, net						0
Marketable securities – available for sale - warrants						0
Investment – cost method						0
Accounts Receivable						0
Net Capital					$	117,681
Aggregate Indebtedness:						
Accrued expenses	$	0				
Payroll tax liabilities		0				
Total Aggregated Indebtedness			$	0		
Computation of Basic Net Capital Requirement:						
Minimum Net Capital Required		A	$	0		
Minimum Dollar Amount Required		B	$	50,000		
Greater of A or B					$	50,000
Excess Net Capital					$	67,681
Net Capital - (Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required					$	57,681
Ratio: Aggregate Indebtedness to Net Capital						0.32

All other reports required under SEC Rule 15c-3 are not applicable to the Company

Reconciliation with Computation included in Part IIA of FOCUS Report
Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Company's computation filed with Part IIA of its FOCUS Report are not material in amount. Accordingly, no reconciliation is deemed necessary.

DIGITAL OFFERING LLC

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31st, 2020

A computation of reserve requirement is not applicable to Digital Offering LLC.

DIGITAL OFFERING LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31st, 2020

Information relating to possession or control requirements is not applicable to Digital Offering LLC.

DIGITAL OFFERING | A NEXT GENERATION INVESTMENT BANK

December 31, 2020

Securities and Exchange Commission
100 Street NE
Washington D.C 20549

To whom it may concern:

This is to certify that, to the best of my knowledge and belief:

Digital Offering LLC is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a -5, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Digital Offering LLC states the following:

Digital Offering LLC claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of private placements, advisory fees and referral fees from other broker dealers. Digital Offering LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Digital Offering LLC met the identified provision throughout the most recent fiscal year without exceptions.

Kind Regards,

Gordon McBean
Chairman
Digital Offering LLC